FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July 2006
                                  28 July 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing US Accounting Release released on 28 July 2006




Consolidated Income Statement for the year ended 30 June 2006

                                               Notes      2006        2005
                                                          GBPm        GBPm
Revenue                                            1     4,148       3,842
Operating expense                                  2    (3,271)     (3,020)

Operating profit                                           877         822

Share of results of joint ventures and            11        12          14
associates
Investment income                                  3        52          29
Finance costs                                      3      (143)        (87)
Profit on disposal of joint venture                4         -           9
Profit before tax                                          798         787

Taxation                                           5      (247)       (209)
Profit for the year                                        551         578

Earnings per share (in pence) from profit
for the year
Basic                                              6      30.2p       30.2p
Diluted                                            6      30.1p       30.2p




Consolidated Income Statement for the quarter ended 30 June 2006

                                                     Three       Three
                                                    months      months
                                                  ended 30    ended 30
                                                 June 2006   June 2005
                                                      GBPm        GBPm
                                                (unaudited) (unaudited)
Revenue                                              1,069       1,029
Operating expense                                     (852)       (780)

Operating profit                                       217         249

Share of results from joint ventures
and associates                                           3           3
Investment income                                       15           7
Finance costs                                          (46)        (18)
Profit before tax                                      189         241

Taxation                                               (63)        (48)
Profit for the quarter                                 126         193

Earnings per share (in pence) from profit for
the quarter
Basic and diluted                                      7.0p       10.3p



Consolidated Statement of Recognised Income and Expense for the year ended 30 June 2006

                                                            2006        2005
                                                            GBPm        GBPm
Profit for the year                                          551         578

Net movements in hedging reserve
Cash flow hedges                                             (54)        (18)
Tax on cash flow hedges                                       16           5
                                                             (38)        (13)

Total recognised income and expense for the year             513         565


Consolidated Balance Sheet as at 30 June 2006

                                       Notes   2006        2005
                                               GBPm        GBPm
Non-current assets
Goodwill                                  8     623         417
Intangible assets                         9     218         202
Property, plant and equipment            10     519         335
Investments in joint ventures and        11      28          23
associates
Available for sale investments                    2           2
Deferred tax assets                      12     100         105
Derivative financial assets                       -           9

                                              1,490       1,093

Current assets
Inventories                              13     324         321
Trade and other receivables              14     489         331
Short-term deposits                             647         194
Cash and cash equivalents                       816         503
Derivative financial assets                       7          14

                                              2,283       1,363

Total assets                                  3,773       2,456

Current liabilities
Borrowings                               17     163           -
Trade and other payables                 15   1,247       1,031
Current tax liabilities                          68         100
Provisions                               16       6          13
Derivative financial liabilities                 49           6

                                              1,533       1,150

Non-current liabilities
Borrowings                               17   1,825         982
Other payables                           17      66          25
Provisions                               16      19           -
Derivative financial liabilities                209         112

                                              2,119       1,119

Total liabilities                             3,652       2,269

Shareholders' equity                     19     121         187

Total liabilities and shareholders'
equity                                        3,773       2,456



Consolidated Cash Flow Statement for the year ended 30 June 2006

                                                              2006        2005
                                                              GBPm        GBPm
Cash flows from operating activities
Cash generated from operations                               1,004         989
Interest received                                               43          28
Taxation paid                                                 (172)       (103)
Net cash from operating activities                             875         914

Cash flows from investing activities
Dividends received from joint ventures and
associates                                                       7          12
Funding to joint ventures and associates                        (3)         (4)
Repayments of funding from joint ventures
and associates                                                   1           8
Proceeds from the sale of a joint venture                        -          14
Purchase of property, plant and equipment                     (169)       (149)
Purchase of intangible assets                                  (43)        (92)
Proceeds from the sale of equity investments                     -           1
Increase in short-term deposits                               (453)        (60)
Purchase of subsidiaries (net of cash and cash
equivalents purchased)                                        (209)          -
Net cash used in investing activities                         (869)       (270)

Cash flows from financing activities
Proceeds from issue of Guaranteed Notes                      1,014           -
Proceeds from disposal of shares in Employee Share
Ownership Plan ("ESOP")                                         13           4
Purchase of own shares for ESOP                                (17)        (14)
Purchase of own shares for cancellation                       (408)       (416)
Interest paid                                                 (105)        (91)
Dividends paid to shareholders                                (191)       (138)
Net cash from (used in) financing activities                   306        (655)

Effect of foreign exchange rate movements                        1           1

Net increase (decrease) in cash and cash
equivalents                                                    313         (10)

Cash and cash equivalents at the beginning
of the year                                                    503         513

Cash and cash equivalents at the end of the                    816         503
year


Notes to the consolidated financial statements


The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 June 2006 or 2005, for the purpose of the Companies Act 1985, but it is derived from those financial statements. Statutory financial statements for 2005 have been filed with the Registrar of Companies and those for 2006 will be filed prior to the Group's next annual general meeting. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS.


1. Revenue

                                     2006        2005
                                     GBPm        GBPm
Direct-to-home ("DTH")
subscribers                         3,154       2,968
Cable subscribers                     224         219
Advertising                           342         329
Sky Bet                                37          32
Sky Active                             91          92
Other                                 300         202

                                    4,148       3,842


2. Operating expense

                                     2006        2005
                                     GBPm        GBPm

Programming                         1,599       1,635
Transmission and related
functions                             234         171
Marketing                             622         527
Subscriber management                 468         392
Administration                        348         295
                                    3,271       3,020



3. Investment income and finance costs

                                                               2006       2005
                                                               GBPm       GBPm
Investment income
Investment income from cash, cash equivalents and
short-term                                                       52         29
deposits

                                                               2006       2005
                                                               GBPm       GBPm
Finance costs
- Interest payable and similar charges
GBP600 million RCF                                                -         (4)
GBP1 billion revolving credit facility ("RCF")                   (2)        (2)
Guaranteed Notes                                               (123)       (84)
Finance lease interest                                           (4)        (1)
                                                               (129)       (91)

- Other finance (expense) income
Remeasurement of borrowings-related derivative
financial instruments (not qualifying for
hedge accounting)                                               (10)         5
Remeasurement of programming-related derivative financial
instruments (not qualifying for hedge accounting)                (4)        (1)
                                                                (14)         4

                                                               (143)       (87)


4. Profit on disposal of joint venture

In November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for GBP14 million in cash, realising a profit on disposal of GBP9 million. The Group realised no profit or loss on disposal during the year ended 30 June 2006.


5. Taxation

Taxation recognised in the income statement

                                                  2006        2005
                                                  GBPm        GBPm
Current tax expense
Current year                                       147         163
Adjustment in respect of prior years                (6)         (8)
Total current tax charge                           141         155

Deferred tax expense
Origination and reversal of temporary
differences                                        106          71
Adjustment in respect of recoverable
deferred tax asset                                   -         (17)
Total deferred tax charge                          106          54

Taxation                                           247         209


6. Earnings per share

The weighted average number of shares for the year was:

                                                      2006          2005
                                               Millions of   Millions of
                                                    shares        shares
Ordinary shares                                      1,830         1,917
ESOP trust ordinary shares                              (3)           (4)
Basic shares                                         1,827         1,913

Dilutive ordinary shares from share options              5             4
Diluted shares                                       1,832         1,917


Basic and diluted earning per share is calculated by dividing profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

                                                             2006        2005
                                                             GBPm        GBPm
Reconciliation from profit for the year to adjusted
profit for the year
Profit for the year                                           551         578
Payment from ITV Digital liquidators                            -         (13)
Profit on disposal of joint venture                             -          (9)
Remeasurement of all derivative financial instruments
(not qualifying for hedge accounting)                          14          (4)
Tax effect of above items                                      (4)          5
Increase in estimate of recoverable tax assets in
respect of prior years                                          -         (17)

Adjusted profit for the year                                  561         540

                                                             2006        2005
                                                            pence       pence
Earnings per share from profit for the year
Basic                                                       30.2p       30.2p
Diluted                                                     30.1p       30.2p

Adjusted earnings per share from profit for the year
Basic                                                       30.7p       28.2p
Diluted                                                     30.6p       28.2p


7. Dividends
                                                             2006        2005
                                                             GBPm        GBPm

Dividends declared and paid during the year
2004 Final dividend paid: 3.25p per ordinary share              -          63
2005 Interim dividend paid: 4.00p per
ordinary share                                                  -          77
2005 Final dividend paid: 5.00p per ordinary share             92           -
2006 Interim dividend paid: 5.50p per                          99           -
ordinary share
                                                              191         140

Dividends proposed after the balance sheet date and not
recognised as a liability
2006 Final dividend proposed: 6.70p per ordinary share        120           -



8. Goodwill

                                                 Total
                                                  GBPm
Carrying value
At 1 July 2004 and 30 June 2005                    417
Purchase of the Easynet Group plc ("Easynet")      202
Other purchases                                      4

At 30 June 2006                                    623



9. Intangible assets

                   Internally        Other   Internally          Other
                                              generated     intangible
                    generated   intangible   intangible     assets not   Total
                   intangible       assets   assets not  yet available
                       assets             yet available        for use
                                                for use
                         GBPm         GBPm          GBPm          GBPm    GBPm
Cost
At 30 June 2005            23          181             6           136     346
Business
combinations                -           29             -             -      29
Other additions             5           24             -             9      38
Disposals                   -          (22)            -             -     (22)
Transfers                   6          115            (6)         (115)      -
At 30 June 2006            34          327             -            30     391

Amortisation
At 30 June 2005            14          130             -             -     144
Amortisation
for the year                2           49             -             -      51
Disposals                   -          (22)            -             -     (22)
At 30 June 2006            16          157             -             -     173

Carrying amounts
At 30 June 2005             9           51             6           136     202
At 30 June 2006            18          170             -            30     218



10. Property, plant and equipment

                       Land and     Leasehold    Equipment,       Assets
                       freehold  improvements     furniture      not yet
                      buildings                and fittings    available
                                                                 for use   Total
                           GBPm          GBPm          GBPm         GBPm    GBPm

Cost
At 30 June 2005              70            42           431          123     666
Business
combinations                  -            12            67            -      79
Other additions               -             1           163           30     194
Disposals                    (3)           (2)         (125)           -    (130)
Transfers                    48             -            55         (103)      -
At 30 June 2006             115            53           591           50     809

Depreciation
At 30 June 2005              13            31           287            -     331
Depreciation                  3             5            81            -      89
Disposals                    (3)           (2)         (125)           -    (130)
Transfers                     -             -             -            -       -
At 30 June 2006              13            34           243            -     290

Carrying amounts
At 30 June 2005              57            11           144          123     335
At 30 June 2006             102            19           348           50     519



11. Investments in joint ventures and associates

The movement in joint ventures and associates during the year was as follows:

                                                    2006    2005
                                                    GBPm    GBPm
Beginning of year
- Share of net assets                                 23      33

Movement in net assets
- Net repayment of loans                               2      (4)
- Dividends received                                  (7)    (12)
- Disposals                                            -      (4)
- Share of results                                    12      14
Transfers to subsidiaries                             (1)     (1)
Movement in creditors                                 (1)     (3)

End of year
- Share of net assets                                 28      23


12. Deferred tax

Recognised deferred tax assets

                                                    Short-term  Other
                             Fixed asset      Tax       timing           Total
                                  timing   losses  differences
                             differences
                                    GBPm     GBPm         GBPm    GBPm    GBPm
At 1 July 2005                        14       68           12      11     105
(Charge) credit to income            (71)     (35)           -       -    (106)
Credit to equity                       -        -            -      18      18
Business combinations                 83        -            -       -      83
At 30 June 2006                       26       33           12      29     100



13. Inventories

                                                               2006    2005
                                                               GBPm    GBPm
Television programme rights                                     277     291
Digiboxes and related equipment                                  41      28
Other inventories                                                 6       2
                                                                324     321


14. Trade and other receivables

                                                               2006      2005
                                                               GBPm      GBPm

Trade receivables                                               207       134
Amounts receivable from joint ventures and                        7         6
associates
Amounts receivable from other related parties                     1         1
Prepayments                                                     156       114
Accrued income                                                  107        72
Other receivables                                                11         4
                                                                489       331

Included within the amounts shown above are the following receivables which are due in more than one year:
                                                               2006      2005
                                                               GBPm      GBPm

Prepayments                                                      73        32


15. Trade and other payables
                                                               2006     2005
                                                               GBPm     GBPm

Trade payables                                                  352      346
Amounts owed to joint ventures and associates                     5        3
Amounts owed to other related parties                            31       34
VAT                                                             140      101
Accruals                                                        428      308
Deferred income                                                 246      186
Other payables                                                   45       53
                                                              1,247    1,031


16. Provisions

                                        At 1 July Provided  Utilised    At 30
                                             2005   during    during     June
                                                  the year  the year     2006
                                             GBPm     GBPm      GBPm     GBPm
Current liabilities
Provision for termination benefits             11        -       (11)       -
Other provisions                                2        6        (2)       6

                                               13        6       (13)       6

Non-current liabilities
Provisions                                      -       19         -       19


17. Borrowings and non-current other payables

                                                                   2006    2005
                                                                   GBPm    GBPm
Current borrowings
Guaranteed Notes                                                    162       -
Bank loan                                                             1       -
                                                                    163       -

Non-current borrowings
Guaranteed Notes                                                  1,757     975
Bank loan                                                             1       -
Obligations under finance lease liabilities                          67       7
                                                                  1,825     982

Non-current other payables
Accruals                                                             15      25
Deferred income                                                      51       -
                                                                     66      25



18. Share capital

                                                           2006             2005
                                                           GBPm             GBPm
Authorised
3,000,000,000 (2005: 3,000,000,000)
ordinary shares of 50p                                    1,500           1,500

Allotted, called-up and fully paid
1,791,077,599 (2005: 1,867,523,599)
ordinary shares of 50p                                      896             934


                                                           2006            2005

                                                      Number of       Number of
                                                ordinary shares ordinary shares
Allotted and fully paid during the year
Beginning of year                                 1,867,523,599   1,941,712,786
Options exercised under the Sharesave
Scheme at between GBP3.720 and GBP6.112                       -          129,813
Shares repurchased and subsequently
cancelled                                           (76,446,000)     (74,319,000)
End of year                                       1,791,077,599    1,867,523,599



19. Reconciliation of shareholders' equity

                           Share     Share     Capital  Special    ESOP  Merger  Hedging  Retained          Total
                         capital   premium  redemption  reserve reserve reserve  reserve  earnings  shareholders'
                                               reserve                                                     equity
                            GBPm      GBPm        GBPm     GBPm    GBPm    GBPm     GBPm      GBPm           GBPm
At 30 June 2005              934     1,437          37       14     (32)    222      (14)   (2,411)           187

Purchase of own shares
for cancellation             (38)        -          38        -       -       -        -      (408)          (408)
Recognition and transfer
of cash flow hedges            -         -           -        -       -       -      (54)        -            (54)
Tax on items taken
directly to equity             -         -           -        -       -       -       16         2             18
Share-based payment            -         -           -        -       7       -        -        11             18
Profit for the year            -         -           -        -       -       -        -       551            551
Dividends                      -         -           -        -       -       -        -      (191)          (191)
At 30 June 2006              896     1,437          75       14     (25)    222      (52)   (2,446)           121





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 28 July 2006                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary